UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number 000-51138

GRAVITY CO., LTD.
————————————————————————————————————
(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2025 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 7, 2025 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2025, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
THIRD QUARTER 2025 HIGHLIGHTS

•Total revenues were KRW 138,894 million (US$ 98,883 thousand), representing an 18.7% decrease from the second quarter ended June 30, 2025 (“QoQ”) and an 8.2% increase from the third quarter ended September 30, 2024 (“YoY”).

•Operating profit was KRW 21,276 million (US$ 15,147 thousand), representing an 8.2% increase QoQ and a 22.8% decrease YoY.

•Profit before income tax expense was KRW 27,207 million (US$ 19,369 thousand), representing a 45.4% increase QoQ and a 4.3% decrease YoY.

•Net profit attributable to parent company was KRW 19,869 million (US$ 14,145 thousand), representing a 50.0% increase QoQ and an 11.2% decrease YoY.

REVIEW OF THIRD QUARTER 2025 FINANCIAL RESULTS

Revenues

Online game revenues for the third quarter of 2025 were KRW 25,968 million (US$ 18,487 thousand), representing an 18.2% increase QoQ from KRW 21,971 million and a 32.1% increase YoY from KRW 19,657 million. The increase QoQ was mainly attributable to initial revenue from Ragnarok Zero launched in Taiwan, Hong Kong and Macau on July 3, 2025.
The increase YoY was mainly due to initial revenues from Ragnarok Online America Latina launched in Latin America on May 28, 2025 and Ragnarok Zero launched in Taiwan, Hong Kong and Macau on July 3, 2025.

Mobile game revenues were KRW 109,571 million (US$ 78,007 thousand) for the third quarter of 2025, representing a 23.9% decrease QoQ from KRW 144,003 million and a 6.9% increase YoY from KRW 102,524 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok M: Classic launched in Southeast Asia and Taiwan, Hong Kong and Macau. Such decrease was partially offset by initial revenue from Ragnarok: Twilight launched in Taiwan, Hong Kong and Macau on July 3, 2025, increased revenue from Ragnarok X: Next Generation launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland and initial revenues from Ragnarok M: Classic Global launched in North and South America, Europe, Middle East, certain regions of North Africa and Oceania on September 3, 2025. The increase YoY was mainly due to initial revenues from Ragnarok M: Classic launched in Taiwan, Hong Kong and Macau on April 16, 2025 and Southeast Asia on February 14, 2025, Ragnarok: Twilight launched in Taiwan, Hong Kong and Macau on July 3, 2025 and Ragnarok X: Next Generation launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025. This increase was partially offset by decreased revenues from Ragnarok Origin in North, Central and South America, Southeast Asia and Taiwan, Hong Kong and Macau and THE RAGNAROK in Taiwan, Hong Kong and Macau.

Other revenues were KRW 3,355 million (US$ 2,389 thousand) for the third quarter of 2025, representing a 29.6% decrease QoQ from KRW 4,766 million and a 45.8% decrease YoY from KRW 6,195 million.

Cost of Revenue

Cost of revenue was KRW 88,542 million (US$ 63,036 thousand) for the third quarter of 2025, representing a 22.3% decrease QoQ from KRW 114,006 million and a 16.1% increase YoY from KRW 76,261 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok M: Classic launched in Southeast Asia and Taiwan, Hong Kong and Macau. The increase YoY was primarily due to increased commission paid for mobile game services related to Ragnarok M: Classic in Taiwan, Hong Kong and Macau and Southeast Asia, Ragnarok: Twilight in Taiwan, Hong Kong and Macau and Ragnarok X: Next Generation in North, Central and South America, Oceania, England, Portugal, Spain and Ireland.

Operating Expenses

Operating expenses were KRW 29,076 million (US$ 20,700 thousand) for the third quarter of 2025, representing a 21.6% decrease QoQ from KRW 37,064 million and an 18.5% increase YoY from KRW 24,539 million. The decrease QoQ was mainly due to decreased advertising expenses for Ragnarok Online America Latina in Latin America, Ragnarok: Back to Glory in Korea and Nobunaga's Ambition: The Road to the World in Japan and research and development expenses. The increase YoY was mainly due to increased advertising expenses for Ragnarok Idle Adventure Plus in Korea and Global and Nobunaga's Ambition: The Road to the World in Japan, salaries and commission paid.

Profit Before Income Tax Expense

Profit before income tax expense was KRW 27,207 million (US$ 19,369 thousand) for the third quarter of 2025 compared with profit before income tax expense of KRW 18,706 million for the second quarter of 2025 and profit before income tax expense of KRW 28,415 million for the third quarter of 2024.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 19,869 million (US$ 14,145 thousand) for the third quarter of 2025 compared with net profit attributable to parent company of KRW 13,245 million for the second quarter of 2025 and a net profit attributable to parent company of KRW 22,385 million for the third quarter of 2024.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 609,927 million (US$ 434,226 thousand) as of September 30, 2025.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,404.63 to US$ 1.00, the noon buying rate in effect on September 30, 2025 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Idle Adventure Plus, a Vertical Idle MMORPG Mobile game

Ragnarok Idle Adventure Plus officially received an ISBN from Chinese government on September 24, 2025 and was officially launched in Korea on August 28, 2025.

•Ragnarok 3, an MMORPG Mobile and PC game

Ragnarok 3 officially received an ISBN from Chinese government on October 21, 2025 and will be launched in Global within 2026.

•Ragnarok Libre, a Time Effective MMORPG Line game

Ragnarok Libre was officially launched in Global (except Korea, China and Japan) on August 11, 2025.

•Ragnarok: Twilight, an Idle MMOARPG Mobile game

Ragnarok: Twilight was officially launched in China on August 15, 2025 and Southeast Asia (except Vietnam) on October 23, 2025.

•Ragnarok M: Classic Global, an MMORPG Mobile and PC game

Ragnarok M: Classic Global was officially launched in North and South America, Europe, Middle East, certain regions of North Africa and Oceania on September 3, 2025.

•Ragnarok: The Promised Adventure (Tentative English Title), an Adventure MMORPG Mobile and WeChat game

Ragnarok: The Promised Adventure (Tentative English Title) was officially launched in China on September 25, 2025.

•THE RAGNAROK, an MMORPG Mobile and PC game

THE RAGNAROK was officially launched on WeChat (H5) Mini Programs in China on September 20, 2025.

•Ragnarok X: Next Generation, an MMORPG Mobile and PC game

Ragnarok X: Next Generation will be launched in Europe (except England, Portugal, Spain and Ireland), Middle East and North Africa in the first half of 2026.

•Ragnarok: The New World, an MMORPG Mobile and PC game

Ragnarok: The New World will be launched in Taiwan, Hong Kong and Macau in the first quarter of 2026.

•Ragnarok Abyss, an MMOARPG Mobile and PC game

Ragnarok Abyss is underway for its launch in Southeast Asia in the first half of 2026.

•Ragnarok: Back to Glory, an MMORPG Mobile game

Ragnarok: Back to Glory is scheduled to be launched in China in the fourth quarter of 2025.

•Ragnarok Endless Trails (Tentative English Title), a Battle Royal Mobile game

Ragnarok Endless Trails (Tentative English Title) is planned to be launched in Southeast Asia in the first quarter of 2026.

Ragnarok Online IP-based Blockchain Game

•Ragnarok Landverse Genesis America, an MMORPG Blockchain and PC game

Ragnarok Landverse Genesis America is scheduled to be launched in North and South America on December 11, 2025.

Other IP-based Games

•Schop Hero, a New Fresh Whole Digging Puzzle RPG Mobile game

Schop Hero was officially launched in Japan on September 17, 2025.

•Chess Rumble, a Collectible Tactical RPG Mobile game

Chess Rumble was officially launched in Global (except Korea and Japan) on October 15, 2025.

•THE GOOD OLD DAYS, a Metroidvania Adventure Console and PC game

THE GOOD OLD DAYS was officially launched in Global on October 23, 2025.

•Meow Star Acres 2, a Farm Simulation Mobile game

Meow Star Acres 2 was soft-launched in Canada, Australia, Philippines and Malaysia on October 28, 2025.

•Aeruta, an Action RPG PC game

Aeruta was officially launched on Steam in Global on November 6, 2025.

•Hashire HEBEREKE: EX, a Racing and Remake Console and PC game

Hashire HEBEREKE: EX is underway for its launch in Global in the first half of 2026.

•the Game of LIFE for Nintendo Switch, a Board and Party Console game the Game of LIFE for Nintendo Switch will be launched in Asia (except Japan) on December 18, 2025.

Expansion of Other IP-business

Gravity Co., Ltd. has signed a publishing agreement of the Game of LIFE for Nintendo Switch, a Board and Party Console game based on the Game of LIFE's IP, in Asia (except Japan) with TOMY COMPANY, LTD.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2025 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2024 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Yujin Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-24		30-Sep-25
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	228,898	162,960	197,348	140,498
Short-term financial instruments	324,304	230,882	412,579	293,728
Accounts receivable, net	81,152	57,775	59,984	42,704
Other receivables, net	1,572	1,119	2,738	1,949
Prepaid expenses	8,115	5,777	15,734	11,202
Other current financial assets	6,602	4,700	4,158	2,960
Other current assets	2,967	2,112	4,777	3,401
Total current assets	653,610	465,325	697,318	496,442
Property and equipment, net	9,957	7,089	10,671	7,597
Intangible assets, net	7,057	5,024	8,062	5,740
Deferred tax assets	5,617	3,999	6,461	4,600
Other non-current financial assets	1,767	1,258	1,795	1,278
Other non-current assets	8,451	6,017	6,544	4,659
Total assets	686,459	488,712	730,851	520,316
Liabilities and Equity
Current liabilities:
Accounts payable	67,930	48,361	68,986	49,113
Deferred revenue	26,761	19,052	19,695	14,021
Withholdings	1,588	1,131	1,408	1,002
Accrued expense	2,651	1,887	2,511	1,788
Income tax payable	6,507	4,633	5,184	3,691
Other current liabilities	3,212	2,287	3,655	2,602
Total current liabilities	108,649	77,351	101,439	72,217
Long-term account payables	220	157	623	444
Long-term deferred revenue	2,572	1,831	506	360
Other non-current liabilities	5,361	3,817	5,388	3,837
Deferred tax liabilities	1,294	921	1,295	922
Total liabilities	118,096	84,077	109,251	77,780
Share capital	3,474	2,473	3,474	2,473
Capital surplus	26,979	19,207	26,979	19,207
Other components of equity	23,801	16,945	21,948	15,625
Retained earnings	513,418	365,518	568,570	404,783
Equity attributable to owners of the Parent Company	567,672	404,143	620,971	442,088
Non-controlling interest	691	492	629	448
Total equity	568,363	404,635	621,600	442,536
Total liabilities and equity	686,459	488,712	730,851	520,316

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,404.63 to US$ 1.00, the noon buying rate in effect on September 30, 2025 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-25	30-Sep-24	30-Sep-25		30-Sep-24	30-Sep-25
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	21,971	19,657	25,968	18,487	57,167	66,745	47,518
Mobile games	144,003	102,524	109,571	78,007	300,090	369,060	262,745
Other revenue	4,766	6,195	3,355	2,389	13,865	11,293	8,041
Total net revenue	170,740	128,376	138,894	98,883	371,122	447,098	318,304
Cost of revenue	114,006	76,261	88,542	63,036	225,895	290,006	206,464
Gross profit	56,734	52,115	50,352	35,847	145,227	157,092	111,840
Operating expenses:
Selling, general and administrative expenses	33,509	20,325	26,675	18,991	64,181	82,043	58,409
Research and development	3,291	3,706	2,149	1,530	11,594	8,871	6,316
Others, net	264	508	252	179	18	502	357
Total operating expenses	37,064	24,539	29,076	20,700	75,793	91,416	65,082
Operating profit	19,670	27,576	21,276	15,147	69,434	65,676	46,758
Finance income(costs):
Finance income	2,651	5,924	3,283	2,337	21,088	16,651	11,854
Finance costs	(3,615)	(5,085)	2,648	1,885	(9,552)	(7,964)	(5,670)
Profit before income tax	18,706	28,415	27,207	19,369	80,970	74,363	52,942
Income tax expense	5,486	6,080	7,362	5,241	19,172	19,220	13,683
Profit for the year	13,220	22,335	19,845	14,128	61,798	55,143	39,259
Profit attributable to:
Non-controlling interest	(25)	(50)	(24)	(17)	(21)	(9)	(6)
Owners of Parent company	13,245	22,385	19,869	14,145	61,819	55,152	39,265
Earnings per share
- Basic and diluted	1,906	3,221	2,859	2.04	8,896	7,937	5.65
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	1,906	3,221	2,859	2.04	8,896	7,937	5.65

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,404.63 to US$1.00, the noon buying rate in effect on September 30, 2025 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: November 7, 2025